UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

On May 30, 2023, Meiwu Technology Company Limited (the “Company”) and five convertible note holders (the “Note Holders”) entered into amendments to the convertible notes (the “Amendments”) to revise the Floor Price, as defined in the convertible notes issued on April 28, 2022, to each of the Note Holders. Pursuant to the Amendment, the Floor Price was changed from $0.30 to $0.10.

The Form of the Amendment, the form of the amended and restated note are filed as Exhibits 4.1 and 10.1 to this Current Report on Form 6-K, respectively; and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the Amendments and the amended and restated notes and does not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to such exhibits.

EXHIBIT INDEX

Number	Description of Exhibit

4.1	Form of the Amended and Restated Notes
10.1	Form of the Amendment, dated May 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: June 9, 2023